UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60631/September 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13580

In the Matter of	:	
	:	
ACTION AUTO RENTAL, INC.,	:	
ADDISSON INDUSTRIES, INC.,	:	ORDER MAKING FINDINGS
ADVANCED PROMOTION TECHNOLOGIES, INC.,	:	AND
ADVANTEXCEL COM COMMUNICATIONS CORP.,	:	REVOKING REGISTRATIONS
AEIRE CORP.,	:	BY DEFAULT
ALL AMERICAN FOOD GROUP, INC., and	:	
ALLERION, INC.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Respondents Action Auto Rental, Inc., Addisson Industries, Inc., Advanced Promotion Technologies, Inc., Advantexcel Com Communications Corp., Aeire Corp., All American Food Group, Inc., and Allerion, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 12, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 17, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f).

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[1] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Action Auto Rental, Inc., (CIK No. 810309)[2] is a dissolved Delaware corporation located in Solon, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

Addisson Industries, Inc., (CIK No. 1038492) is a void Delaware corporation located in Ottawa, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1998.

Advanced Promotion Technologies, Inc., (CIK No. 874979) is a void Delaware corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 25, 1996, which reported a net loss of over $124 million since inception on December 4, 1987. As of March 4, 2009, the company's stock (symbol "APTV") was traded on the over-the-counter markets.

Advantexcel Com Communications Corp. (CIK No. 1094035) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[3] for the period ended June 30, 2000, which reported a net loss of over $2.1 million for the year ended June 30, 2000.

Aeire Corp. (CIK No. 3398) is a dissolved Massachusetts corporation located in Sunrise, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1996, which reported a net loss of over $2.2 million for the prior nine months.

All American Food Group, Inc., (CIK No. 1013627) is a New Jersey corporation located in South Plainfield, New Jersey, with a class of securities registered with the Commission pursuant to

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended July 31, 1998, which reported a net loss of over $2.8 million for the prior nine months. On November 30, 1998, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Jersey which terminated on October 11, 2002.

Allerion, Inc., (CIK No. 350874) is a New Jersey corporation located in Pine Brook, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 1995, which reported a net loss of over $6.3 million for the prior nine months. On December 7, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, which terminated on January 31, 2000. As of March 4, 2009, the company's stock (symbol "AERI") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent,

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[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies."

careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Action Auto Rental, Inc., is REVOKED;

the REGISTRATION of the registered securities of Addisson Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of Advanced Promotion Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Advantexcel Com Communications Corp. is REVOKED;

the REGISTRATION of the registered securities of All American Food Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Aeire Corp. is REVOKED; and

the REGISTRATION of the registered securities of Allerion, Inc., is REVOKED;

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Carol Fox Foelak
Administrative Law Judge